UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

GrafTech International Ltd.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

384313 508
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐          Rule 13d-1(b)

☐          Rule 13d-1(c)

☒          Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BCP GP Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
199,216,541

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
199,216,541

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
199,216,541

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐ Not applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
73.7%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Calculated based on 270,485,308 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of December 31, 2019 as reported by the Issuer on its earnings release filed with its Form 8-K dated February 6, 2020.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Brookfield Capital Partners Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
199,216,541

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
199,216,541

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
199,216,541

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐ Not applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
73.7%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Calculated based on 270,485,308 shares of Common Stock of the Issuer outstanding as of December 31, 2019 as reported by the Issuer on its earnings release filed with its Form 8-K dated February 6, 2020.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BPE IV (Non-Cdn) GP LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Manitoba, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
199,216,541

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
199,216,541

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
199,216,541

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐ Not applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
73.7%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Calculated based on 270,485,308 shares of Common Stock of the Issuer outstanding as of December 31, 2019 as reported by the Issuer on its earnings release filed with its Form 8-K dated February 6, 2020.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BCP IV GrafTech Holdings LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
199,216,541

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
199,216,541

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
199,216,541

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐ Not applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
73.7%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Calculated based on 270,485,308 shares of Common Stock of the Issuer outstanding as of December 31, 2019 as reported by the Issuer on its earnings release filed with its Form 8-K dated February 6, 2020.

Item 1.

(a).	Name of Issuer. GrafTech International Ltd. (the “Issuer”)

(b).	Address of Issuer’s Principal Executive Offices

982 Keynote Circle

Brooklyn Heights, Ohio 44131

Item 2.

(a).	This Amendment No. 1 to Schedule 13G is being filed jointly by each of the following persons (each a “Reporting Person”), pursuant to a Joint Filing Agreement incorporated by reference herein:

BCP GP Limited;

Brookfield Capital Partners Ltd.;

BPE IV (Non-Cdn) GP LP; and

BCP IV GrafTech Holdings LP (“BCP IV”).

BCP IV directly holds an aggregate of 199,216,541 shares of the Common Stock. The general partner of BCP IV is BPE IV (Non-Cdn) GP LP, and the general partner of BPE IV (Non-Cdn) GP LP is Brookfield Capital Partners Ltd. BCP GP Limited is the sole shareholder of Brookfield Capital Partners Ltd.

Each of the Reporting Persons other than BCP IV is an indirect parent of BCP IV, and may therefore be deemed to beneficially own the shares of Common Stock that are directly held by BCP IV. Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock that is directly held by BCP IV, except to the extent of any indirect pecuniary interest therein.

(b).	Address of Principal Business Office or, if none, Residence

The address of each of Reporting Person is:

c/o Brookfield Asset Management Inc.

181 Bay Street, Suite 300, Bay Wellington Tower

Toronto, Ontario, Canada, M5J 2T3

(c)	Citizenship. See responses to Item 4 on each cover page.

(d)	Title of Class of Securities. Common Stock, $0.01 par value per share (“Common Stock”)

(e)	CUSIP Number. 384313 508

Item 3.	Not applicable.

Item 4.	Ownership

(a)         Amount Beneficially Owned:

See responses to Item 9 on each cover page.

(b)         Percent of Class:

See responses to Item 11 on each cover page.

(c)         Number of shares as to which such person has:

 (i)         Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

 (ii)        Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

 (iii)       Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

 (iv)       Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2020

BCP GP LIMITED

By:	/s/ A.J. Silber

Name: A.J. Silber
Title: Director

BROOKFIELD CAPITAL PARTNERS LTD.

By:	/s/ A.J. Silber

Name: A.J. Silber
Title: Officer

BPE IV (NON-CDN) GP LP, by its general partner, BROOKFIELD CAPITAL PARTNERS LTD.

By:	/s/ A.J. Silber

Name: A.J. Silber
Title: Officer

BCP IV GRAFTECH HOLDINGS LP, by its general partner, BPE IV (NON-CDN) GP LP, by its general partner, BROOKFIELD CAPITAL PARTNERS LTD.

By:	/s/ A.J. Silber

Name: A.J. Silber
Title: Officer

EXHIBIT INDEX

Exhibit No.
1	Joint Filing Agreement, dated February 13, 2019*

*   Incorporated herein by reference to the Joint Filing Agreement by BCP GP Limited, Brookfield Capital Partners Ltd., BPE IV (Non-Cdn) GP LP and BCP IV GrafTech Holdings LP, dated as of February 13, 2019, which was previously filed with the Securities and Exchange Commission as Exhibit 1 to Schedule 13G filed by BCP GP Limited, Brookfield Capital Partners Ltd., BPE IV (Non-Cdn) GP LP and BCP IV GrafTech Holdings LP on February 13, 2019.